Filed by Digitas Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Modem Media, Inc.

Commission File No.: 333-118151

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements regarding the acquisition of Modem Media by Digitas and the proposed date of the stockholders meetings are all forward-looking statements. Risks, uncertainties and assumptions include: possible adjournment or postponement of the stockholders meetings; failure to satisfy conditions to closing of the merger, including receipt of Digitas stockholder approval and Modem Media stockholder approval; the risk that the benefits of Digitas’ acquisition of Modem Media will not be achieved or will take longer than expected; and other risks that are described from time to time in Digitas’ and Modem Media’s Securities and Exchange Commission (“SEC”) reports (including but not limited to Digitas’ Form 10-K for the fiscal year ended December 31, 2003, Modem Media’s Form 10-K for the fiscal year ended December 31, 2003, Digitas’ and Modem Media’s joint proxy statement/prospectus on Form S-4 filed with the Securities and Exchange Commission on August 12, 2004 and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Digitas’ or Modem Media’s results could differ materially from Digitas’ or Modem Media’s expectations in these statements. Digitas and Modem Media assume no obligation, and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

On August 12, 2004, Digitas and Modem Media filed a registration statement on Form S-4 containing a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the Form S-4 ,the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Digitas are available free of charge by contacting Digitas Investors Relations, Digitas Inc., Prudential Tower, Boston, Massachusetts 02199, (617) 867-1000, and documents filed with the SEC by Modem Media are available free of charge by contacting Modem Media Investor Relations, 230 East Avenue, Norwalk, Connecticut 06855, (203) 299-7000.

Participants in Solicitation

Digitas and Modem Media, and their respective directors, executive officers and other possible employees and advisors, may be deemed to be participants in the solicitation of proxies from the stockholders of Digitas and Modem Media in connection with the merger and related items. Information regarding the directors and executive officers of Digitas and their ownership of Digitas shares is set forth in the proxy statement for Digitas’ 2004 annual meeting of shareholders and the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the SEC on August 12, 2004. Information regarding the directors and executive officers of Modem Media and their ownership of Modem Media shares is set forth in the proxy statement for Modem Media’s 2004 annual meeting of shareholders and the joint proxy statement/prospectus included in the Registration Statement on Form S-4 filed with the SEC on August 12, 2004. Investors may obtain additional information regarding the interests of those participants by reading the joint proxy statement/prospectus.

INTEGRATE Update newsletter

We want to hear from you.

Please keep your questions coming:

questions@digitas.com

merger@modemmedia.com

Interview

Bodhi Fishman Senior Project Manager Modem Media London

Integrate Update (IU): Welcome, Bodhi. Thank you for joining us for the third issue of Integrate Update. I’d like to start by giving our readers some background. What was your experience prior to coming to Modem Media?

Bodhi: In a word: “varied!” I had spent more than seven years in Asia, working as a translator and an art dealer, among many other things. I also started and ran my own business in Thailand for a while.

IU: It’s quite a leap from international art dealer to interactive marketing project manager. Why did you make the transition to Modem Media?

Bodhi: It was mostly serendipity. I had moved back to New York and was casting around for my next adventure. A few friends in the industry recommended Modem as the best place to be for interactive marketing. During the whole interview process I was really struck by how absolutely confident everyone was at Modem. There was this pervasive, quiet confidence that they brought true value to their clients. I knew pretty quickly that I wanted to be a part of that team.

IU: Can you give us a little history on your career at Modem and some information about your current role?

Bodhi: Certainly. I started at Modem as an executive assistant to the managing director of the New York office. I didn’t have any work experience within marketing then, so the position allowed me to get my foot in the door. I’ve been at Modem for almost five years now. I’m currently senior project manager / segment lead on the Hewlett-Packard account, focusing on HP’s small- to medium-sized business markets.

IU: After five years, how do you now view Modem and the London office?

Bodhi: I still love it – without any hesitation or qualification. There’s a great atmosphere here in the London office. We have an open office floor plan, and somehow seem to feed off one another’s energy. What I especially love about Modem is that it has some of the elements of a true meritocracy. Provided you have the energy and the talent, there are no barriers to where you can go.

IU: What do you like most about the London office?

Bodhi: The people, definitely. After that, I do love the neighborhood. I just moved up to central Camden a month ago, and am finding it a fascinating place to live – constantly full of magic, surprises, and adventures.

IU: What are your thoughts on the proposed Digitas – Modem merger?

Bodhi: Folks working on the HP account at Modem Media will probably be familiar with the two favorite catchphrases of our fearless global leader Norm Johnston: “It’s all starting to happen…” and “It’s all good…” I really can’t think of a better way, in my opinion, to sum up the Digitas-Modem merger. I think we are at a tipping point in terms of clients fully recognizing the critical role that direct response data-driven marketing must play for their businesses—and the combined resources of the Modem Media and Digitas networks now has the potential to become significantly more than the sum of its parts. It’s all starting to happen, and it’s all very exciting.

IU: When you’re not taking the world by storm at the office, what interests do you pursue outside of work?

Bodhi: Well, among many things, I continue to be fascinated by Asian antiquities. I collect fine art: sculpture, painting, calligraphy, and ceramics, mostly. I’ve been pursuing art for as long as I can remember. My mom was an art history major, so I grew up in a house filled with art books. I majored in studio art (sculpture) and Asian Culture at Amherst College.

IU: Thanks so much, Bodhi. We appreciate your time today.

News & Updates

The integration planning teams have made considerable progress over the last several weeks. Here is a deeper update on two specific areas.

Client Value Proposition

The Client Value Proposition planning team has evaluated and aligned the current Digitas and Modem Media agencies to plan for the two-agency model under Digitas Inc. We anticipate that the Modem Media organization will have a capability structure similar to the current Digitas agency structure. Although both agencies’ capabilities align very closely, we are evaluating options for bringing specific Digitas capabilities to Modem Media where they do not currently exist. Ultimately, final organization and capability decisions will be implemented on the basis of client need. Digitas and Modem Media agencies will share Digitas Inc. support services (e.g., Facilities, Finance, Human Resources, IT, Legal, and Recruiting), accommodating any client conflict issues or firewall needs, as outlined in the proposed structure below.

Building a two-agency model will be a multi-step process. The Client Value Proposition team is developing the planning process to implement the changes. We will keep you updated on their continuing progress.

Digitas, Inc.

Corporate Staff and Support Services

Live Channels: call center, sales, retail/front desk, face to face, online customer care

*Includes Media

Physical Office Locations: London and San Francisco

Planning is well underway to integrate Digitas and Modem Media offices in London and San Francisco. In these markets, we will operate as Modem Media. Some preliminary decisions have been made concerning the physical location of these combined offices.

The London integration planning team has announced the combined location will be the Modem Media offices on Eversholt Street. Renovation planning has begun, and we will continue to report on developments around that space as the teams come together after the close.

What was once a railway clearing house now serves as Modem Media’s London headquarters.

Similarly, the San Francisco integration planning team is currently evaluating both the Modem Media and Digitas physical locations to determine the best opportunity for the combined office.

FAQ

Thank you for submitting your questions through questions@digitas.com and merger@modemmedia.com. We will address common questions received in this and future issues of Integrate Update.

Are my benefits going to change once the deal closes? If so, how will they change?

We are currently reviewing Digitas’ and Modem Media’s benefit offerings in both the U.S and the U.K. We are evaluating plan design and plan costs with the goal of creating a comprehensive and cost effective benefits package for U.S. and U.K. employees.

We anticipate that Modem Media employees will continue to be covered under their current benefit arrangements through the end of 2004 and that coverage under the new benefits programs will be effective January 1, 2005. We are still working with vendors, negotiating costs, firming up the benefit offering, and expect to be able to share more information specific to the U.S. and U.K. benefit offerings later this fall. U.S. employees will enroll in the new benefit offerings during Digitas’ open enrollment this fall.

Has the Client Conflict Team outlined a strategy for after the close?

For the few areas in which client conflict or client overlap exists, we are well into the process of figuring out how to manage the situation. The foundation for making the decision rests with what will best serve the needs of our clients.

To ascertain what is best for the conflict/overlap clients, relationship managers and senior management are currently engaging in an active, ongoing dialog with each client to determine the right solution post close. As a result of these conversations, we’ve made initial decisions about where certain client relationships will reside after the close:

•	For the majority of clients, there will be little change to how the agencies’ current relationships are managed

•	Where we have shared business, we are determining if the client is best served under the current relationship structure or under a single relationship residing with one agency or the other

•	Where we have areas of direct conflict, we are evaluating, with our clients, different options for managing the conflict. For example, a number of clients have indicated they will accept the conflict provided that we ensure knowledge transfer does not occur between clients or that centralized resources do not serve both clients.

While nothing has been finalized, there are initial indications that a few clients may need to shift agency affiliation, which may result in teams shifting agency affiliation as well. Because we have not finalized these decisions with clients, we are unable to be more specific at this time. However, we are working diligently and swiftly to obtain clarity on these issues and will communicate decisions as they are made.

Once decisions have been made we will follow a rigorous process for ensuring a smooth transition to the new model after the close. A list of key considerations that span a host of categories (e.g. employees, operations, communications) has been generated and is being transformed into a playbook for teams to follow. We will share more information around specific client information and next steps as it becomes available.